SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

PERINI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

$2.125 Depositary Convertible Exchangeable Preferred Shares

Each of which Represents 1/10th of a Share of $21.25 Convertible Exchangeable Preferred Stock

(Title of Class of Securities)

713839 30 6

(CUSIP Number of Class of Securities)

Robert Band

President and Chief Operating Officer

Perini Corporation

73 Mt. Wayne Avenue

Framingham, MA 01701

Telephone:  (508) 628-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard A. Soden, Esquire

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone:  (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$22,500,000	$1820.25
*	Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of 900,000 shares of outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares of Perini Corporation at a purchase price of $25.00 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,456.20	Filing Party:	Perini Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 31, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2003 (the “Schedule TO”) by Perini Corporation, a Massachusetts corporation (the “Company”), relating to the Company’s offer to purchase up to 900,000, or approximately 90%, of its $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents one-tenth of a share of $21.25 Convertible Exchangeable Preferred Stock, at a price of $20.00 per share, net to the seller in cash, without interest. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer” and were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

The information contained in the Offer to Purchase, as amended and supplemented by the Supplement to the Offer to Purchase, dated May 8, 2003, attached hereto as Exhibit (a)(1)(vi) (the “Supplement”), and the Letter of Transmittal, as amended and supplemented by the Amended Letter of Transmittal, attached hereto as Exhibit (a)(1)(vii) (the “Amended Letter of Transmittal”), is incorporated herein by reference. This Amendment No. 1 and the Supplement modifies the Offer to increase the Purchase Price from $20.00 per share to $25.00 per share, net to the seller in cash, without interest, extend the Expiration Date of the Offer to June 9, 2003, and in certain additional respects.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase, as amended and supplemented by the Supplement, is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Purchase under “Summary Term Sheet”; Section 1 – “Terms of the Offer”; Section 4 – “Acceptance for Payment and Payment for Depositary Shares”; Section 5 – “Procedures for Tendering Depository Shares”; Section 12 – “Conditions of the Offer” and “CERTAIN FEDERAL U.S. INCOME TAX CONSEQUENCES”, as amended and supplemented by the Supplement, is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Purchase under Section 9 – “Beneficial Ownership of Certain Persons” and Section 10 – “Transactions and Arrangements Concerning the Securities of Perini”, as amended and supplemented by the Supplement, is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Purchase under Section 11 – “Source and Amounts of Funds”, as amended and supplemented by the Supplement, is incorporated herein by reference.

(d)	Borrowed Funds.

The information set forth in the Offer to Purchase under Section 11 – “Source and Amounts of Funds”, as amended and supplemented by the Supplement, is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Purchase under Section 9 - “Beneficial Ownership of Certain Persons”, as amended and supplemented by the Supplement, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Purchase under Section 10 - “Transactions and Arrangements Concerning the Securities of Perini”, as amended and supplemented by the Supplement, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 31, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.*

(a)(1)(vi)	Supplement to the Offer to Purchase, dated May 8, 2003.

(a)(1)(vii)	Form of Amended Letter of Transmittal.

(a)(1)(viii)	Form of Amended Notice of Guaranteed Delivery.

(a)(1)(ix)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(x)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.

(a)(5)(i)	Press Release issued by the Company, dated March 31, 2003.*

(a)(5)(ii)	Press Release issued by the Company, dated May 8, 2003.

(b)(1)(i)

Credit Agreement dated January 23, 2002 among Perini Corporation, Fleet National Bank, as Administrative Agent, Fleet National Bank, as Arranger, and the Lenders Party Hereto (incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2001).*

(b)(1)(ii)

First Amendment and Waiver dated February 14, 2003 to Credit Agreement among Perini Corporation, Fleet National Bank, as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2002).*

(b)(1)(iii)	Consent Letter dated March 27, 2003 from the Lenders.*

(b)(1)(iv)	Consent Letter dated May 7, 2003 from the Lenders.

(d)(1)

Shareholders’ Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on April 12, 2000).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on March 31, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERINI CORPORATION

By:  /s/    Robert Band

Name:  Robert Band

Title:  President and Chief Operating Officer

Date:  May 8, 2003

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated March 31, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.*

(a)(1)(vi)	Supplement to the Offer to Purchase, dated May 8, 2003.

(a)(1)(vii)	Form of Amended Letter of Transmittal.

(a)(1)(viii)	Form of Amended Notice of Guaranteed Delivery.

(a)(1)(ix)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(x)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.

(a)(5)(i)	Press Release issued by the Company, dated March 31, 2003.*

(a)(5)(ii)	Press Release issued by the Company, dated May 8, 2003.

(b)(1)(i)

Credit Agreement dated January 23, 2002 among Perini Corporation, Fleet National Bank, as Administrative Agent, Fleet National Bank, as Arranger, and the Lenders Party Hereto (incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2001).*

(b)(1)(ii)

First Amendment and Waiver dated February 14, 2003 to Credit Agreement among Perini Corporation, Fleet National Bank, as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2002).*

(b)(1)(iii)	Consent Letter dated March 27, 2003 from the Lenders.*

(b)(1)(iv)	Consent Letter dated May 7, 2003 from the Lenders.

(d)(1)

Shareholders’ Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on April 12, 2000).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on March 31, 2003.